EXHIBIT 99.1

ESTRE AMBIENTAL, INC. REPORTS 2018-YEAR END RESULTS

REVENUE DECREASE BY 6.3 PERCENT TO R$1,261 MILLION

São Paulo, Brazil – May 16, 2019 – Estre Ambiental, Inc. (NASDAQ: ESTR) (“Estre” or “Company”), announces financial results for the year ended December 31, 2018. The results are stated in Brazilian Reais (“R$”) and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, except as otherwise indicated.

2018 Results Highlights

•

Net revenue decreased 6.3%, from R$1,346 million in 2017 to R$1,261 million in 2018, as a result of scope and price reductions in some of our public collection contracts starting in the second quarter of 2018. This negative impact reflected increased competition in bidding processes for renewal of public collection contracts and aggressive price discounting, resulting in the loss of contracts and the renewal of others at lower prices and margins. In particular, the re-zoning of São Paulo into six separate parcels for urban cleaning in June of 2018 had a significant negative impact as it resulted in material price and scope reductions under the extended temporary contract under which we provided services beginning in June 2018. Revenues for O&G and Value Recovery decreased by 50.5% and 17.0% respectively, reflecting a reduction in activities in the oil and gas segment, and a temporary interruption in our RDF plant due to the installation of a new D-MRF plant in Paulinia. These decreases were partially offset by revenue increases of 12.8% in our commercial and industrial collections business.

•

Net Income in 2018 was a loss of R$690.5 million compared to a profit of R$52.3 million in 2017. This decrease was mainly due to asset impairment charges of R$547.7 million in 2018, reflecting the deterioration of market conditions including strong margin compression in our waste collection business. Since the Company does not expect a recovery of the market conditions in Brazilian waste collection market in the future, the Company decided to exit gradually from the collection business segment, which will negatively affect future earnings. The comparison with the previous year was also impacted by non-cash tax benefits of R$373 million in 2017 resulting from our participation in the tax regularization program offered by the Brazilian Federal Government.

•

Adjusted EBITDA decreased 33.7% to R$274.5 million in 2018 compared to R$414.2 million in 2017, primarily caused by a decrease of 832 basis points in gross margins from 31.0% in 2017 to 22.7% in 2018 resulting from margin compression in public collection contracts. Reduction in Adjusted EBITDA in 2018 compared to 2017 was also partially caused by lower revenues and increased corporate costs in operating as a public company.

Selected Operating and Financial Highlights

Non-recurring events, including, among other factors, impairment of fixed assets and goodwill in 2018 in relation to our waste collection business, and our participation in tax regularization programs offered by the Brazilian Federal Government in 2017 and 2018 and the expenses associated with our 2018 internal evaluation process affected our 2017 and 2018 results in several ways. In addition to these non-recurring events, our 2018 results were impacted by the implementation of IFRS 9 and IFRS 15. Also, in December of 2018, Estre’s board of directors approved a plan to sell Estre’s energy business and expects to complete a sale before the end of 2019. Therefore, as of December 31, 2018, the energy business is classified as an asset held for sale and as a discontinued operation. As such, the results of operations of our energy business are no longer presented within our Value Recovery segment.

In order to allow comparability between periods and to show additional meaningful information to investors related to the operating performance of our core business, we present certain non-IFRS measures to eliminate the effects of events that our management considers to be isolated in nature.

Table A annexed to this earnings release, as well as tables showing the reconciliation of adjusted to reported results for 2017 and for 2018, present detailed information describing the impact of events that management considers to be non-recurring and reconciles non-IFRS metrics to IFRS reported numbers for the years ended December 31, 2017 and 2018, respectively. Whenever we mention a measure as “Adjusted”, we will be referring to the numbers indicated in Table A annexed hereto.

All percentages shown in this earnings release have been calculated using the numbers in thousands of R$ as they are reported in the Company’s financial statements.

Highlights (in R$ million)	2017	2018	Chg.
Net Revenues	1,346	1,261	-6.3%
Growth
Operating Costs	942	979	3.9%
% of Net Revenues	70.0%	77.7%
Net Income	52	(690)	—
% of Net Revenues	3.9%	—
CAPEX (1)	145	122	-15.9%
% of Net Revenues	10.8%	9.7%

Adjusted Operating Costs (2)	928	975	5.0%
% of Net Revenues	69.0%	77.3%
Adjusted Operating Expenses (2)	160	206	29.3%
% of Net Revenues	11.9%	16.4%
Adjusted Gross Margin (3)	417	286	-31.5%
% of Net Revenues	31.0%	22.7%
Adjusted EBITDA (2)	414	274	-33.7%
% of Net Revenues	30.8%	21.8%

Adjusted EBITDA—CAPEX	269	152	-43.4%
% of Net Revenues	20.0%	12.1%

(1)	CAPEX is Acquisition of fixed assets as stated in Cash Flows excluding Advances to Suppliers and including Capital contribution in subsidiaries
(2)	Adjustments detailed in Table A of Annex
(3)	Adjusted Gross Margin is calculate as Net Revenues minus Adjusted Operating Costs

“As expected, we saw increased competition and discounting in bidding processes for public collection contracts in 2018. The level of discounts, and the low operating margins some players were willing to accept to enter new contracts or to renew existing contracts, were, however, higher than we anticipated. This had a significant impact on our ability to renew contracts at acceptable margins or at all and resulted in reductions in revenues and Adjusted EBITDA in 2018” commented Sergio Pedreiro, Chief Executive Officer, of Estre.

“Brazil continues to be largely underserved due to lacking infrastructure in the solid waste sector. Estre’s ability to capitalize on this market opportunity will depend on successful adjustment of our capital structure as we continue to consolidate our culture of compliance, operational excellence, and superior governance.”

2017 and 2018 Results

Revenues by Segment

Revenues in 2018 were R$1,261 million, a 6.3% decrease in comparison with net revenues of R$1,346 million in 2017. Implementation of IFRS 15 in 2018 had a negative impact of R$23.5 million in revenues, and once adjusted for this one-time event, year-over-year decrease in revenues including the power generation business was 3.9%.

Collection & Cleaning Services decreased by R$66.8 million mainly due to reduced scope and lower prices resulting from increased competition and aggressive bidding for public collection contracts, a trend which further accelerated in the second quarter of 2018.

Revenue from our Landfills segment remained stable in 2018 when compared to 2017, with approximately R$1.2 million of variance, principally reflecting a R$7.4 million increase due to the consolidation of the results of the CGR Catanduva landfill since June 2017, which we later sold in December 2018 and ceased to consolidate as of December 2018. This increase was partially offset by a volume reduction at our Itapevi landfill corresponding to a R$9.0 million reduction in revenue from services rendered, reflecting a strategic decision to slow down the volume received at this site to extend the remaining capacity until expansion projects are completed.

Revenue from Oil and Gas services decreased by R$13.1 million or 50.5% due to a corresponding decrease in the volume of services rendered to our main customer (Petrobras).

Revenues in our Value Recovery segment decreased by R$6.4 million or 17.0% primarily due to the implementation of the new D-MRF (Dirty Material Recovery Facility) machine at our Paulinia landfill, which caused a temporary interruption of RDF (Refused-derived Fuel) production at the site during 2018. The year-over-year comparison was also impacted by one-time volumes experienced in 2017 from Dow Chemicals and Rohm & Haas, both clients at our Sorocaba co-processing operation, with no corresponding revenues in 2018.

Operating Costs

Cost of services increased 3.9%, from R$942.3 million in 2017 to R$979.2 million in 2018, mainly due to charges of R$26.2 million in connection with the termination or non-renewal of our Soma São Paulo collection contract as well as our Aparecida de Goiania, Aracaju and Maceio collection contracts. Furthermore, we experienced a R$10.0 million increase in fuel and maintenance costs in 2018, mainly driven by the Brazilian truck drivers strike in May 2018 and a R$7.3 million increase in leachate treatment and transportation costs. These increased costs were partially offset by a R$5.8 million decrease in depreciation, amortization and depletion costs in 2018 compared to 2017 due to a lower depreciation rate applied to our landfills. The depreciation rate is annually reviewed based on actual disposal volume and capacity.

General and Administrative Expenses

G&A expenses increased by 27.6%, from R$256.5 million in 2017 to R$327.3 million in 2018, mainly driven by an increase in expenses related to advisory and legal services related to the costs incurred in connection with our 2018 internal evaluation process, as well as additional expenses associated with the transition to a publicly traded company. Adjusted G&A increased by 18.4%, from R$156.4 million in 2017 to R$190.2 million in 2018, primarily due to a R$24.9 increase in provisions for legal proceedings and the increased expenses to operate as a public company.

Other Operating (Expenses) / Income, net

Other operating expenses increased from R$31.1 million in 2017 to R$576.5 million in 2018, mainly due to the impairment of fixed assets and goodwill in the amount of R$547.7 million recorded in 2018, and other one-time severance, restructuring and other expenses incurred in 2018.

Adjusted EBITDA and Net Result

As a result of decreased revenues, and increased costs and expenses largely driven by the impact of the R$547.7million impairment charges, our loss for 2018 was R$690.5 million compared to a profit of R$52.3 million in 2017.

Adjusted EBITDA in 2018 decreased by 33.7% from R$414.2 million in 2017 to R$274.5 million in 2018, primarily due to increased competition in bidding processes for public collection contracts and aggressive price discounting, a trend which further accelerated in the second quarter of 2018. The reduced prices for our collection services resulted in a 832 basis points deterioration in adjusted gross margins from 31.0% in 2017 to 22.7% in 2018. The lower gross margin, together with the decreasing revenues were the main reasons for the reduction in adjusted EBITDA in 2018.

As a result of the factors described above, the Adjusted Net Result from continuing operations decreased by R$742.8 million from a gain of R$52.3 million in 2017 to a loss of R$690.5 million in 2018.

Cash and Equivalents and Capital Allocation

Cash and cash equivalents at December 31, 2018, were R$18.9 million, a decrease of R$65.8 million from the R$84.7 million at December 31, 2017. Negative cash flow in 2018 results primarily from R$168.9 million of cashflow from operating activities before tax payments; R$114.1 million of cash tax payments; and R$120.7 million of capital used in investment activities.

Tax Expense

In May 2017, Estre entered into the Brazilian tax regularization programs (known as PRT/PERT), tax amnesty plans offered by the federal government, which allowed, for a limit period, Brazilian companies to settle existing tax debts. The programs allowed the partial settlement of tax debts with the use of tax credits and/or the use of tax loss carry forwards, as well as the payment of the remaining balance in installments.

Towards the end of the first half of 2018, the Brazilian Federal Revenue Service announced the second and final round of the PRT/PERT program. In this phase, companies were asked to confirm, in detail, for each of their subsidiaries the tax debts they wanted to include in the program, how they wanted to pay such debts and how much (if any) credit from tax loss carryforwards they were able, and prepared, to use.

We took this opportunity offered by the second phase of the PRT/PERT programs to include some additional anticipated tax debts in the amount of R$46.6 million that we identified in the context of the internal evaluation process. This decision and other impacts associated with our expanded participation in the PRT program resulted in an increase of R$134.4 million in tax debt to be paid in up to nine years. This increase was partially offset by a R$54.0 million reduction in tax provisions, due to tax liabilities excluded from the PRT/PERT together, with approximately R$80.0 million in tax loss carryforwards used in connection with the programs.

The total tax debt associated with tax installment programs, including PERT and PRT, decreased from R$418.0 million as of December 31, 2017 to R$342.3 million as of December 31, 2018, mainly as a result of the final consolidation of PERT at December 2018, when the Company had the opportunity to use tax loss carryforwards of R$80.0 million to settle the tax liability under the program and an exclusion of R$9.8 million in tax liabilities from the PERT Program due to usage of income tax and social contribution tax credits to compensate such tax liabilities.

Internal Evaluation Process

As previously disclosed, following the receipt of tax infringement notices at the conclusion of 2017, we commenced an internal evaluation process at the direction of management and the Board of Directors, which was broadened in scope in the aftermath of the Brazilian Federal Police’s execution of search warrants at our corporate offices and the premises of Soma on March 1, 2018. The specific purpose of this process was to evaluate our supply relationships and related matters across our organization, including at Soma and other joint-ventures and subsidiaries. This resulted in a significant change in the organizational structure at Soma. Based on the findings of this internal evaluation process, we restated our audited financial statements for 2017 to reflect necessary adjustments.

São Paulo Urban Cleaning Contract

As previously disclosed, we have been providing urban cleaning services to the city of São Paulo, through a joint-venture (Soma), since 2012. Soma became a majority-owned subsidiary in September 2017 and we hold 82.0% of the entitys equity. The São Paulo contract expired in December of 2017 and was extended temporarily pursuant to the provisions for emergency temporary extension of public contracts. These provisions allow the administration additional time to prepare the contract renewal bidding process. Our contract with the city of São Paulo had three six-month temporary extensions. The first temporary extension was in December 2017, when, as per the terms of the extension the contract price was discounted by approximately 9%. In June 2018, the contract was again temporarily extended. In connection with such extension, an additional discount of approximately 7.5% was applied and the service area was reduced to 2/3 of its original size. The third temporary extension occurred in December 2018 without any material change to the contract terms. As a result of these cumulative changes, our monthly revenues from the Soma contract were significantly and increasingly reduced since December 2017.

After a series of delays and temporary extensions, the contract renewal auction for cleaning services for the city of São Paulo was initiated in October 2018. In connection with the bidding process, São Paulo has divided the urban cleaning contract in six service areas, and the Company did not indicate the lowest price for any of the six service areas. On May 2, 2019, we were informed that our emergency contract with the municipality of São Paulo will be terminated on June 1, 2019, at which point we will no longer provide urban cleaning services to the city of São Paulo.

2019 Outlook

During the course of 2018 we saw significant reduction in prices and margins for public collection contracts across the market. As a consequence, we were not successful in renewing some of our contracts, including the contract with the city of São Paulo that was our largest contract. In addition, the public collection contracts that we renewed provide significantly lower margins than previously, and we anticipate that revenues for the year 2019 will continue to decrease as we have decided to exit gradually from the collection market segment, principally through not seeking renewal of certain contracts upon expiry. In the last quarter of 2018, we implemented a major restructuring including a reduction in personnel of approximately 13% to adjust the Company to its reduced size and allow it to operate at a smaller scale in 2019. The Company will continue to face liquidity issues in 2019, in particular as it will be required to make significant payments associated with the demobilization of the São Paulo contract in the second quarter of 2019 as well as capital expenditure requirements in connection with contract renewals such as the renewal of our contract with the municipality of Curitiba for cleaning services, which we have renewed for an additional five year period.

Publication of Annual Report

The Company also announces that it has filed with the U.S. Securities and Exchange Commission (the “SEC”) the Company’s annual report on Form 20-F as of and for the year ended December 31, 2018 (the “Form 20-F”). The Form 20-F is available on the SEC’s website at http://www.sec.gov and on the Company’s Investor Relations website accessible via http://www.estre.com.br. Shareholders can obtain a hard copy of the Form 20-F free of charge by making a request to the Companys Investor Relations Department at 4509, Avenida Brigadeiro Faria Lima, 8th Floor, Vila Olĺmpia, São Paulo, 04538-133 SP, Brazil, telephone: +55 11 2124 3100 or by emailing ir@estre.com.br.

Contacts

Investor Relations

ir@estre.com.br

+55 11 2124-3265

Media Relations

press@estre.com.br

About Estre

Estre is a waste management company in Brazil which operates in key locations in the Southeast, South and Northeast regions of Brazil in a full range of waste-related and environmental services that comprise every step of the waste management cycle, from waste collection to disposal and, ultimately, value recovery. Estre Brazil operates its own landfills and is engaged in the final treatment of hazardous wastes (blending units, bioremediation of contaminated soil and landfills), temporary storage of waste, collection and burning of landfill biogas, environmental consulting services, recycling, reverse manufacturing of electrical and electronic devices and waste collection, among other activities. In the provision of these services, the Company applies strict control over potential environmental impacts, uses customized environment management models and provides support to its customers. Additional information on Estre is available at http://www.estre.com.br/en/.

Forward-Looking Statements

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view, estimates and projections of future events and trends that currently affect or might affect the Company’s business and results of operations. Statements regarding the implementation of future actions, including with respect to its financial results, plans or strategies, and the factors or trends affecting financial condition, liquidity or results of operations, are examples of forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, failure to comply with laws or regulations; the outcome of ongoing investigations and any new facts or information that may arise in relation thereto; the ability of the Company to implement its strategies and respond to changing market conditions, including adjustments to operate at a smaller scale; the effectiveness of the Company’s risk management policies and procedures, including operational risk; the outcome of competitive bidding processes and costs associated with termination or non-renewal of contracts; the ability of the Company to restructure its existing indebtedness; litigation, such as class actions or tax assessments brought by governmental and regulatory agencies, general economic and market conditions, industry conditions, and operating factors. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including the Company’s results of operations, to differ materially from current expectations.

Table A: Income Statement for 2017 and 2018 – Reported and Adjusted

	2018			2017

Income Statement (R$ million)	Reported	Adj. Continuing Operations	Adjusted	Reported (Restated)	Adj. Continuing Operations	Adjusted
Revenue from services rendered	1,260.6	1,284.1	1,311.1	1,345.8	1,345.8	1,365.3
Growth	-6.3%	-4.6%	-4.0%
Cost of services ¹	(879.3)	(858.8)	(868.3)	(836.6)	(811.3)	(817.4)
Gross profit	381.2	425.3	442.7	509.2	534.5	548.0
Gross margin	30.2%	33.1%	33.8%	37.8%	39.7%	40.1%
SG&A ²	(296.8)	(190.6)	(190.2)	(235.3)	(154.8)	(156.4)
(% net revenues)	23.5%	14.8%	14.5%	17.5%	11.5%	11.5%
Other operating (expenses) / income, net	(569.3)	21.9	21.9	(34.1)	21.4	22.6
EBITDA	(484.9)	256.6	274.5	239.8	401.0	414.2
Depreciation / Amortization	(135.5)	(135.5)	(144.4)	(131.5)	(131.5)	(137.0)
Related to cost of services ¹	(99.8)	(99.8)	(106.2)	(105.6)	(105.6)	(111.1)
Related to SG&A and Other operating expenses ²	(35.6)	(35.6)	(38.2)	(25.9)	(25.9)	(26.0)
EBIT	(620.4)	121.1	130.1	108.3	269.5	277.2
Finance expenses	(251.7)	(197.6)	(204.0)	(532.2)	(318.2)	(320.3)
Finance income	116.3	11.1	13.0	108.3	16.8	18.2
Gain / (Loss) before income tax	(755.8)	(65.4)	(60.8)	(315.6)	(31.9)	(24.9)
Current income and social contribution taxes	(41.6)	(41.6)	(43.0)	(17.5)	(17.5)	(18.3)
Deferred income and social contribution taxes	76.5	(19.7)	(19.7)	371.1	(2.1)	(2.1)
Profit (Loss) for the year from continuing operations	(720.9)	(126.7)	(123.5)	37.9	(51.6)	(45.3)
Profit after tax from discontinued operations	30.5	30.5	30.5	14.3	14.3	14.3
Profit (Loss) for the year	(690.5)	(96.3)	(93.0)	52.3	(37.2)	(30.9)

Note:

“Adj. Continuing Operations” reflects adjusted results excluding the results of Estre’s energy business that is classified for sale Energy business has been classified as discontinued operations in 2018 and FY2017 results were restated accordingly for comparability Details of the “Adjusted” Balances are presented on the tables Adjusted EBITDA and Adjusted Income Reconciliation for 2018 and 2017

1)	Operating Costs
2)	Sales General and Administrative Expences

Adjusted EBITDA and Adjusted Income Reconciliation for 2018

Reconciliation of Adjusted and Reported Results – 2018 (R$ million)	2018 Reported	2018 Estre Energia	Investigation related costs and expenses (a)	Adoption of IFRS 15	One-time restructuring and other costs and expenses (b)	Impairment Charges (c)	Finance (income)/ expense net (d)	PRT/ PERT Tax Amnesty Program (e)	2018 Adjusted
Revenue from services rendered	1,260.6	27.0		23.5					1,311.1
Cost of services	(879.3)	(9.5)			20.5				(868.3)
Gross profit	381.2	17.5							442.7
Gross margin	30.2%	64.7%							33.8%
SG&A	(296.8)	0.4	29.0		85.9			(8.8)	(190.2)
(% net revenues)	-23.5%	1.6%							-14.5%
Other operating (expenses) / income, net	(569.3)	0.0	6.3		14.9	571.6		(1.6)	21.9
EBITDA	(484.9)	17.9							274.5
Depreciation / Amortization	(135.5)	(8.9)							(144.4)
EBTI	(620.4)	9.0							130.1
Finance expenses	(251.7)	(6.4)					52.1	2.0	(204.0)
Finance income	116.3	2.0		(11.1)			(94.1)		13.0
Gain / (Loss) before income tax	(755.8)	4.6							(60.8)
Current income and social contribution taxes	(41.6)	(1.3)							(43.0)
Deferred income and social contribution taxes	76.5	0.0				(103.9)		7.7	(19.7)
Profit (Loss) from continuing operations	(720.9)	3.3							(123.5)
Profit after tax from discontinued operations	30.5	0.0							30.5
Profit (Loss) for the year	(690.5)	3.3							(93.0)

Notes:
(a)	Includes legal and other internal investigation costs and expenses associated with “Operação Descarte”
(b)

Includes: R$51.2 of one-time events (R$29 of provisions for labor, civil and other claims related to one time restructuring events, and R$13 of non recurring legal expenses); R$31.3 of transaction related one-time stock option program; R$21.7 of severance and other restructuring and discontinuation costs; R$6.9 of sales of assets.

(c)

Impairment charges primarily related to the margin deterioration of the public collection business in a total of R$547.7 and R$23.9 related to other assets write-off; as well as R$103,9 of deferred income and social contribution taxes

(d)

R$52.1 of finance expenses due to late taxes paid in 2018 and R$94.1 of finance income (R$ 12.3 of non compete agreement, R$ 11.5 from monetary variance over tax credits, R$ 69.2 of interest for late payment of taxes reversal).

(e)	Gain on consolidation of PRT/PERT Tax Amnesty Program

Adjusted EBITDA and Adjusted Income Reconciliation for 2017

Reconciliation of Adjusted and Reported Results – 2017 (R$ million)	2017 Reported	2017 Estre Energia	Investigation Related Costs and Expenses (a)	Unsuported payments and demobiization costs (b)	Tax contingencies and other one-time items (c)	Impairment Charges	Finance (income)/ expense net (d)	PRT/ PERT Tax Amnesty Program	Equity pick-up from disc. ops	2017 Adjusted
Revenue from services rendered	1,345.8	19.5								1,365.3
Cost of services	(836.6)	(6.1)	0.6	24.8						(817.4)
Gross profit	509.2	13.4								548.0
Gross margin	37.8%	68.9%								40.1%
SG&A	(235.3)	(1.5)	12.2		68.3					(156.4)
(% net revenues)	17.5%	7.8%								11.5%
Other operating (expenses) / income, net	(34.1)	1.3	10.9			37.2			7.3	22.6
EBITDA	239.8	13.2								414.2
Depreciation / Amortization	(131.5)	(5.5)								(137.0)
EBTI	108.3	7.7								277.2
Finance expenses	(532.2)	(2.1)	11.3				202.7			(320.3)
Finance income	108.3	1.4					(91.5)			18.2
Gain / (Loss) before income tax	(315.6)	7.0								(24.9)
Current income and social contribution taxes	(17.5)	(0.7)								(18.3)
Deferred income and social contribution taxes	371.1	0.0						(373.2)		(2.1)
Profit (Loss) from continuing operations	37.9	6.3								(45.3)
Profit after tax from discontinued operations	14.3	0.0								14.3
Profit (Loss) for the year	52.3	6.3								(30.9)

Notes:
(a)

Includes: R$11.3 of finance expenses in tax provisions related to internal evaluation; R$12.2 of tax provisions in association with the internal evaluation; R$7.8 of write-off of recoverable PIS/COFINS and R$3.1 of other tax provisions associated with the internal evaluation and R$0.6 of cost adjustment related to the internal evaluation;

(b)	Includes: R$11.4 of unsupported payments to SOMA suppliers; R$12.0 of provision for Soma contract demobilization; and R$1.4 of UTR demobilization reversal;
(c)

Includes: R$53.7 of tax contingencies recognized in PRT/PERT; R$10.7 of one time bonus and expense reimbursement; (R$7.7) gain on stock option program; R$3.7 of non-recurring legal expenses; R$4.3 of layoff and other one-time expenses; and R$3.6 of stock grant;

(d)

Includes: R$120.5 of finance expenses due to fines and penalties recognized in PRT/PERT; R$82.2 of finance expenses due to late taxes paid in 2017; and R$91.5 of finance income from a discount on down payment associated with debt restructuring;

Table B: Indebtedness

Indebtedness (in R$ million)	Dec 31, 2017	Dec 31, 2018	Chg. Dec 31, 2018 vs. Dec 31, 2017
Debentures—1st and 2nd Issues	1,069	966	-9.6%
Loans and Financing	386	628	63.0%
Financial Debt	1,454	1,594	9.6%
Related Parties	83	82	-0.8%
Tax Liabilities	565	514	-9.1%
Other	19	10	-47.4%
Gross Debt	2,122	2,201	3.7%
Cash and Cash Equivalents	85	19	-77.7%
Net Debt	2,037	2,182	7.1%
Adj. EBITDA	414	274	-33.7%
Total Net Debt/Adj. EBITDA	4.9 x	7.9 x

Table C.1: Statement of Financial Position – Assets

Statement of Financial Position	Dec 31, 2017	Dec 31, 2018	Dec 31, 2018
	(in R$ million)		(in US$ million)(1)
Assets
Current Assets
Cash and cash equivalents	85	19	5
Marketable securities	0	0	—
Trade accounts receivable	669	502	130
Contract Asset	—	120	31
Inventories	11	9	2
Taxes recoverable	102	98	25
Receivables from divestiture	—	9	—
Other receivables	35	32	8
	902	789	204
Assets held for sale	7	81	21
Total current assets	909	871	225
Noncurrent Assets
Marketable securities	—	0	0
Related parties	15	2	1
Trade accounts receivable	109	121	31
Taxes recoverable	52	31	8
Prepaid expenses	0	0	0
Deferred taxes	0	—	—
Other receivables	14	21	5
Investments	7	8	2
Property, plant and equipment	689	512	132
Intangible assets	588	59	15
Total noncurrent assets	1,475	754	195
Total assets	2,384	1,625	419

(1)	Translated for convenience only using the rate as reported by the Brazilian Central Bank as of December 31, 2018, for reais into U.S. dollars of R$3.8742 to U.S.$1.00.

Table C.2: Statement of Financial Position – Liabilities and Equity

Statement of Financial Position	Dec 31, 2017	Dec 31, 2018	Dec 31, 2018
	(in R$ million)		(in US$ million)(1)
Current liabilities
Loans and financing	14	601	155
Debentures	—	966	249
Trade accounts payable	128	173	45
Provision for landfill closure	21	6	1
Labor payable	118	99	25
Tax liabilities	170	152	39
Related parties	83	82	21
Advances from customers	16	15	4
Accounts payable for land and intangible asset acquisition	9	5	1
Other liabilities	33	20	5
	592	2,119	547
Liabilities directly associated with the assets held for sale	24	41	11
Total current liabilities	616	2,161	558
Noncurrent liabilities
Loans and financing	371	27	7
Debentures	1,069	—	—
Provision for landfill closure	93	97	25
Provision for legal proceedings	148	70	18
Tax liabilities	396	362	94
Deferred taxes	137	52	13
Accounts payable for land and intangible asset acquisition	10	5	1
Other liabilities	—	1	—
Total noncurrent liabilities	2,224	614	158
Equity
Capital Stock	0	0	—
Capital reserve	1,068	1,094	283
Other comprehensive income	2	0	(0)
Accumulated losses	(1,521)	(2,184)	(564)
	(451)	(1,089)	(281)
Non-controlling interest	(5)	(61)	(16)
Total equity (capital deficiency)	(456)	(1,150)	(297)
Total liabilities and equity	2,384	1,625	419

(1)	Translated for convenience only using the rate as reported by the Brazilian Central Bank as of December 31, 2018, for reais into U.S. dollars of R$3.8742 to U.S.$1.00.

Table D: Statement of Profit or Loss

Statement of Profit or Loss	Dec 31, 2017 (Restated)	Dec 31, 2018	Dec 31, 2018
	(in R$ million)		(in US$ million)(1)
Continued operations
Revenue from services rendered	1,346	1,261	325
Costs of services	(942)	(979)	(253)
Gross profit	404	281	73
Operating income (expenses)
General and administrative expenses	(257)	(327)	(84)
Selling expenses, net	(7)	5	1
Share of (loss) proft of an associated	(1)	(3)	(1)
Other operating expenses, net	(31)	(577)	(149)
	(295)	(902)	(233)
Profit (loss) before finance income and expenses	108	(620)	(160)
Finance expenses	(532)	(252)	(65)
Finance income	108	116	30
Loss before income and social contribution taxes	(316)	(756)	(195)
Current income and social contribution taxes	(18)	(42)	(11)
Deferred income and social contribution taxes	371	76	20
Profit (loss) for the year from continuing operations	38	(721)	(186)
Discontinued operations
Profit after income and social contribution tax from discontinued operations	14	30	8
Profit (loss) for the year	52	(690)	(178)

(1)	Translated for convenience only using the rate as reported by the Brazilian Central Bank as of December 31, 2018, for reais into U.S. dollars of R$3.8742 to U.S.$1.00.
Energy	business has been classified as discontinued operations in 2018 and FY2017 results were restated accordingly for comparability

Table E: Statement of Cash Flows

Statement of Cash Flows	Dec 31, 2017	Dec 31, 2018	Dec 31, 2018
	(in R$ million)		(in US$ million)(1)
Operating activities
Profit (loss) after tax from continuing operations	38	(721)	(186)
Profit (loss) after tax from discontinued operations	14	30	8
Profit (Loss) for the year	52	(690)	(178)
Adjustments for reconcile proft (loss) for the year to net cash flows:
Depreciation, amortization and depletion	137	135	35
Allowance for doubtful accounts	2	(11)	(3)
Residual value on disposal of PP&E/intangible assets	23	76	20
Share of (loss) profit of an associate	1	3	1
Gain on sale of investment	—	(57)	(15)
Goodwill and PP&E impairment	37	548	141
Provision for income and social contribution taxes	18	42	11
Deferred income and social contribution taxes	(371)	(76)	(20)
Additions to provision for legal proceedings, net of reversals	56	(23)	(6)
Remeasurement of previously held interest in Catanduva	(1)	—	—
Accrual of monetary variation, financial charges and interest	380	116	30
Stock option plan	4	26	7
Working capital adjustments :
Trade accounts receivable	(88)	42	11
Taxes recoverable	(25)	37	10
Inventories	(3)	3	1
Advances to suppliers	(1)	(1)	(0)
Prepaid expenses	3	1	0
Other receivables	0	(6)	(2)
Trade accounts payable	19	45	12
Labor payable	10	(19)	(5)
Tax liabilities	27	(90)	(23)
Provision for legal proceedings	(11)	(21)	(5)
Other	(2)	(35)	(9)
Related parties	(26)	1	0
Income and social contribution taxes paid	—	(26)	(7)
Cash provided by operating activities	243	21	5
Capital contribution in associates	(1)	(4)	(1)
Receipt for sale of subsidiaries	—	23	6
Receipt from sale of fixed assets	—	16	4
Payment for acquisition of subsidiaries	(10)	—	—
Dividends received from associates	3	4	1
Marketable securities	0	—	—
Cash and cash equivalents of CGR Catanduva	2	—	—
Cash and cash equivalents of UTR	4	—	—
Acquisition of PP&E	(145)	(122)	(32)
Acquisition of intangible assets	(53)	(3)	(1)
Net cash used in by investing activities	(200)	(87)	(22)
Proceeds from loans and financing	22	37	10
Repayment of loans and financing and debentures	(99)	(18)	(5)
Payment of interest and financial charges	(299)	(18)	(5)
Capital contribution, net of costs	387	—	—
Net cash from financing activities	11	2	0
(Decrease) increase in cash and cash equivalents	54	(64)	(17)
Cash and cash equivalents at beginning of the year	31	85	22
Cash and cash equivalents at the end of year	85	21	5

(1)	Translated for convenience only using the rate as reported by the Brazilian Central Bank as of December 31, 2018, for reais into U.S. dollars of R$3.8742 to U.S.$1.00.

Cash balance at year end 2018 includes assets held for sale and may differ from cash balance in Table C.1